UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: January 19, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON APPOINTS ALEXANDER PERTSOVSKY AS ALTERNATE DIRECTOR FOR ALEXEY REZNIKOVICH

Amsterdam, 19 January 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, announced today the appointment of Alexander Pertsovsky to the Company’s Supervisory Board as an alternate director for Alexey Reznikovich.

Mr. Pertsovsky joined LetterOne Technology in London on 1 January 2018 from Bank of America Merrill Lynch. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and Group activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an MBA from Columbia University in 2002.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: http://www.veon.com.

Contact information

Investor Relations

Remco Vergeer

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com